SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Liberty Acquisition Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53015Y107
(CUSIP Number)

Parvus Asset Management (UK) LLP
7 Clifford Street
London, W1S 2WE
Attention: Angus Milne

+44 207 440 2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 53015Y107	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Parvus Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,913,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,913,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,913,960 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.98%
14	TYPE OF REPORTING PERSON* (see instructions) IA, PN

CUSIP No. 53015Y107	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Parvus Asset Management (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,913,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,913,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,913,960
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.98%
14	TYPE OF REPORTING PERSON* (see instructions) OO

CUSIP No. 53015Y107	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Edoardo Mercadante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,913,960
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,913,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,913,960
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.98%
14	TYPE OF REPORTING PERSON* (see instructions) IN

CUSIP No. 53015Y107	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of Liberty Acquisition Holdings Corp., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1114 Avenue of the Americas, 41st Floor, New York, New York 10036.

Item 2.	IDENTITY AND BACKGROUND.

(a)		This statement is filed by:
(i)
Parvus Asset Management (UK) LLP, a limited liability partnership organized under the laws of England and Wales ("PAM UK"), which serves as the investment manager of each of the Funds (as defined below) with respect to the Shares directly held by each of the Funds;

	(ii)	Parvus Asset Management (Cayman) Limited, a Cayman Islands exempted company ("PAM Cayman"), which serves as the manager of the Funds, with respect to the Shares directly held by each of the Funds; and
	(iii)	Edoardo Mercadante ("Mr. Mercadante"), who is the managing member of PAM UK and the 80% owner of PAM Cayman, with respect to the Shares directly held by each of the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The Shares reported herein are held by the following investment funds which are under the Reporting Persons' management and control:

	(i)	Parvus European Opportunities Master Fund, a Cayman Islands exempted company ("PEOMF");
	(ii)	Parvus European Absolute Opportunities Master Fund, a Cayman Islands exempted company ("PEAOMF");
	(iii)	The Caeruleus Fund, a Cayman Islands exempted company ("Caeruleus");
	(iv)	The Orange Partners Fund, a Cayman Islands exempted company ("Orange");
	(v)	The Packpar Fund, a Cayman Islands exempted company ("Packpar");
	(vi)	Vittoria Fund-P, L.P., a Delaware limited partnership ("Vittoria"); and
	(vii)	Crescent III L.P., a Cayman Islands exempted limited partnership ("Crescent", together with PEOMF, PEAOMF, Caeruleus, Orange, Packpar and Vittoria, the "Funds").

(b)	The address of the business office of each of the Reporting Persons is:
	(i)	PAM UK: 7 Clifford Street, London, W1S 2WE, United Kingdom

CUSIP No. 53015Y107	SCHEDULE 13D	Page 6 of 10 Pages

	(ii)	PAM Cayman: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; and
	(iii)	Mr. Mercadante: 7 Clifford Street, London, W1S 2WE, United Kingdom.

(c)
The principal business of: (i) PAM UK is investing for funds and accounts under its management; (ii) PAM Cayman is providing management services to each of the Funds, and (iii) Mr. Mercadante, an individual, is investment management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)
PAM Cayman is an exempted company organized under the laws of the Cayman Islands.  PAM UK is a limited liability partnership organized under the laws of England and Wales.  Mr. Mercadante is a citizen of Italy.

The Reporting Persons have executed a Joint Acquisition Statement, dated October 4, 2010, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 12,913,960 Shares beneficially owned in the aggregate by all of the Reporting Persons were acquired by the Reporting Persons with investment funds in accounts under management.  A total of approximately $132,879,000 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.  The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.  As a result, under the interpretations of the Securities and Exchange Commission, the acquisition of the Shares reported herein is being reported on Schedule 13D.  On March 5, 2010, the Issuer and Promotora de Informaciones, S.A. ("Prisa") announced that they had entered into an agreement with respect to a proposed business combination (the "Proposed Acquisition").

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders

CUSIP No. 53015Y107	SCHEDULE 13D	Page7 of 10 Pages

of the Issuer, and shareholders of Prisa and other relevant parties concerning matters with respect to the Reporting Persons’ investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the terms of the Proposed Acquisition and any other offers or developments related thereto, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, (i) PAM UK, as the investment manager of the Funds, (ii) PAM Cayman, as the manager of the Funds, and (iii) Mr. Mercadante, as the managing member of PAM UK and the 80% owner of PAM Cayman, may be deemed the beneficial owners of the 12,913,960 Shares held by the Funds.  The percentages used herein and in the rest of the Schedule 13D are calculated based upon 129,375,000 Shares outstanding, which reflects the number of Shares outstanding, as of August 9, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 16, 2010.

Percentage: Approximately 9.98% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,913,960 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,913,960 Shares

(c)	PAM UK effected transactions in the Shares within the last sixty days on behalf of the Funds which are set forth on Schedule A.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Funds hold an aggregate of 1,519,413 of the public warrants to purchase common stock of the Issuer (the "Warrants").  The Warrants are not currently exercisable into Shares.

CUSIP No. 53015Y107	SCHEDULE 13D	Page 8 of 10 Pages

Other than the Warrants and the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 53015Y107	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated October 4, 2010:

PARVUS ASSET MANAGEMENT (UK) LLP

By:	/s/ Alessandro Baldin
	Name:	Alessandro Baldin
	Title:	Director

PARVUS ASSET MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Edoardo Mercadante
	Name:	Edoardo Mercadante
	Title:	Partner

/s/ Edoardo Mercadante
Name: Edoardo Mercadante

CUSIP No. 53015Y107	SCHEDULE 13D	Page 10 of 10 Pages

Schedule A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY PAM UK ON BEHALF OF THE FUNDS DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.  The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the Shares purchased or sold.  The Shares were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Prices” column in the table below.  The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth in the table below.

Date of Transaction	Amount of Shares Purchased (Sold)	Weighted Average Price ($)*	Range of Prices ($)*
09/24/10	7,730,960	$10.23	$10.13-$10.31
09/27/10	4,503,834	$10.36	$10.26-$10.44
09/28/10	679,166	$10.39	$10.37-$10.40

*           Excluding commissions.

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated October 4, 2010:

PARVUS ASSET MANAGEMENT (UK) LLP

By:	/s/ Alessandro Baldin
	Name:	Alessandro Baldin
	Title:	Director

PARVUS ASSET MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Edoardo Mercadante
	Name:	Edoardo Mercadante
	Title:	Partner

/s/ Edoardo Mercadante
Name: Edoardo Mercadante